EXHIBIT 35.1

VW Credit, Inc. Annual Servicer Compliance Statement

Pursuant to Section 7.11 of the Transaction SUBI Servicing Supplement

And Item 1123 of Regulation AB

VOLKSWAGEN AUTO LEASE TRUST 2022-A

The undersigned, a duly authorized officer of VW Credit, Inc. (“VCI”), as Servicer (the “Servicer”), under the Transaction SUBI Supplement 2022-A to Servicing Agreement dated as of June 14, 2022 (as amended and supplemented, or otherwise modified and in effect from time to time, the “Transaction SUBI Servicing Supplement”), by and among VW Credit Leasing, Ltd., VCI, as Servicer, and U.S. Bank Trust Company, National Association, as SUBI Trustee, does hereby certify that:

1.	A review of the activities of the Servicer during the period from June 14, 2022 through December 31, 2022, and of its performance under the Transaction SUBI Servicing Supplement, was conducted under my supervision.

2.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Transaction SUBI Servicing Supplement in all material respects throughout such period except as set forth in paragraph 3 below.

3.	During the Reporting Period, when Insurance Proceeds with respect to a leased vehicle exceeded the customer lease balance, the reporting of collections was understated. The amount of the understatement was $1,175,939.39. As a result, $292,709.60 that should have been paid to investors on the July 2022 Payment Date instead was paid in the month of August 2022. The Servicer has implemented corrective measures in its processes to prevent the reoccurrence of this error.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate on behalf of the Servicer this 30th day of March 2023.

/s/ Garett Miles
Garett Miles
Head of Securitization and Assistant Treasurer